UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 1-32895

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Obsidian Energy Ltd.

(Translation of registrant's name into English)

Suite 200, 207 – 9th Avenue SW
Calgary, Alberta T2P 1K3

Canada

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) 

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DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 7, 2026.

OBSIDIAN ENERGY LTD.

By:	/s/ Stephen Loukas
Name:	Stephen Loukas
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	News Release, dated May 7, 2026
99.2	Management’s Discussion and Analysis for the three months ended March 31, 2026
99.3 99.4 99.5

Financial Statements for the three months ended March 31, 2026

Quarterly Certification of the Chief Executive Officer under Canadian law

Quarterly Certification of the Chief Financial Officer under Canadian law